UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated July 24, 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 24, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

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PRESS RELEASE Stockholm July 24, 2012

REBRANDING OF CABLE BUSINESS IN COSTA RICA TO TIGO

Stockholm, July 24 2012 — Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC)  today announces that its cable business in Costa Rica, which has been operating under the brand name ‘Amnet’, has been rebranded to Tigo. It joins Millicom’s three other cable businesses in Central America already operating under the Tigo brand in El Salvador, Honduras and Guatemala.

Tigo is Millicom’s brand across all its markets in Latin America and Africa.  Tigo has built a strong reputation for the provision of affordable, widely accessible and readily available communication, information, entertainment, mobile financial services and other value added services, all of which are designed to meet the specific needs of customers.

Angelo Iannuzzelli, the company’s General Manager in Costa Rica commented: “We are celebrating this change and we will offer our customers innovation in cable television, internet and phone services. Tigo will make a difference in the market.”

Tigo Costa Rica is, in conjunction with the rebranding, also launching new, attractively bundled products and services. Notably, the offering to corporate customers is enriched with new features such as a state of the art video conferencing solution. Tigo Costa Rica’s residential customers will be offered access to Video O n Demand services, HD quality and the option to watch internet content on their TV screens.

Mikael Grahne, Millicom’s President and CEO, commented: “The Tigo brand is derived from the Spanish word ‘contigo’, which means ‘with you’.  Across our operations we pride ourselves on being close to our customers, understanding what drives their consumption choices and devising attractive products and services to meet their needs.  We are delighted that our range of cable and broadband services in Costa Rica is now part of the growing Tigo family.”

Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 691 750 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at www.millicom.com

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About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 270 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., and Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above.  Millicom does not intend to update these forward-looking statements.

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